SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

 (Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015.

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to __________________

Commission file number 1-1373

A.	Full title of the plan and the address of the plan if different from that of the issuer named below:

MODINE 401(k) RETIREMENT PLAN FOR SALARIED EMPLOYEES

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

MODINE MANUFACTURING COMPANY

1500 DeKoven Avenue, Racine, Wisconsin 53403-2552

MODINE 401(k) RETIREMENT PLAN
FOR SALARIED EMPLOYEES

INDEX TO FINANCIAL STATEMENTS, SUPPLEMENTAL SCHEDULES, AND EXHIBIT

NOTE:	Supplemental schedules required by the Employee Retirement Income Security Act of 1974 that have not been included herein are not applicable.

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Report of Independent Registered Public Accounting Firm

Administrative Committee of the U.S. Retirement Plans
Modine 401(k) Retirement Plan for Salaried Employees
Racine, Wisconsin

We have audited the accompanying statements of net assets available for benefits of Modine 401(k) Retirement Plan for Salaried Employees (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Modine 401(k) Retirement Plan for Salaried Employees as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ CliftonLarsonAllen LLP

Milwaukee, Wisconsin
June 21, 2016

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MODINE 401(k) RETIREMENT PLAN
FOR SALARIED EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2015 and December 31, 2014

ASSETS	2015	2014
Investments, at fair value
Participant-directed investments	$153,349,272	$157,162,324
Master Trust	9,633,929	15,280,603
Total investments	162,983,201	172,442,927
Receivables:
Company contributions	1,351,543	1,988,734
Notes receivable from participants	818,544	815,167
Accrued interest and dividends	968	104
Total receivables	2,171,055	2,804,005
Cash	5,189	265
Total assets	165,159,445	175,247,197

LIABILITIES
Accrued expenses	(29,507)	(26,224)
Net assets available for benefits	$165,129,938	$175,220,973

The accompanying notes are an integral part of the financial statements.

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MODINE 401(k) RETIREMENT PLAN
FOR SALARIED EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the year ended December 31, 2015

ADDITIONS
Investment income (loss)
Net depreciation in fair value of investments	$(2,648,075)
Loss from Master Trust	(4,909,938)
Interest and dividends	1,916,091
Net investment loss	(5,641,922)
Contributions
Company	2,754,001
Participants	5,458,908
Rollover contributions	657,778
Total contributions	8,870,687
Interest income from notes receivable from Participants	40,347
Total additions	3,269,112

DEDUCTIONS
Benefits paid	(13,690,900)
Administrative costs	(131,612)
Total deductions	(13,822,512)
Net decrease	(10,553,400)
Transfers from other Plan (Note 8)	462,365
Net decrease in net assets available for benefits	(10,091,035)
Net assets available for benefits
Beginning of Year	175,220,973
End of Year	$165,129,938

The accompanying notes are an integral part of the financial statements.

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MODINE 401(k) RETIREMENT PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEAR ENDED DECEMBER 31, 2015

Note 1: Description of the Plan

The following description of the Modine 401(k) Retirement Plan for Salaried Employees (the “Plan”) provides general information on the Plan.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General:  The Plan is a 401(k) profit sharing plan covering all eligible salaried employees of Modine Manufacturing Company and its U.S. subsidiaries (the “Company”), who have at least one hour of service.  Eligible employees who elect to participate are referred to as Participants.  The Plan was established on January 1, 1999 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  The Plan has been amended throughout the years to comply with tax legislation and was most recently amended effective January 1, 2016.

Contributions:  Plan Participants may contribute to the Plan through payroll deductions (on either a pre-tax or after-tax (“Roth”) basis, or a combination thereof).  All newly-hired eligible employees are automatically enrolled in the Plan as soon as administratively possible after their hire date at a pre-tax contribution rate of 3 percent, with contributions invested in the Target Date Retirement fund most closely tied to the Participant’s 65th birthday, unless they elect otherwise.  Participants may direct the investment of their contributions into several investment options offered by the Plan.  Participants may contribute up to 50 percent of their compensation including overtime, but before bonuses, commissions, or taxable fringe benefits, up to statutory limits.  Participants also may transfer certain assets previously held under other tax-qualified plans to the Plan.

The Company has the discretion to match all or any portion of the Participant’s contributions.  For the 2015 plan year, the Company contributed matching contributions equal to 50 percent of Participant contributions, up to 5 percent of each Participant’s eligible compensation.  For the 2015 plan year, the Company contributed $1,461,963 in matching contributions.  Matching contributions are invested based upon the Participants’ investment elections.

In addition, the Company may make a separate, discretionary contribution annually to the Plan for all salaried employees.  The contribution is invested based upon the Participants’ investment elections.  For employees who have not contributed to the Plan, the contribution is invested in the Target Date Retirement fund most closely tied to the Participant’s 65th birthday.  For the 2015 plan year, the Company contributed $1,351,543 in discretionary contributions, which was equal to 2 percent of eligible employee compensation.

Participant and Company contributions are subject to certain statutory limitations.

Participant accounts: Participant accounts are credited with their contributions, allocations of the Company’s matching and discretionary contributions and Plan earnings, and charged with their withdrawals and certain permitted Plan expenses.  Allocation of contributions and investment earnings is based on the Participant contributions or account balances, as provided by the Plan.  Participants are allowed to allocate up to 10 percent of their payroll contributions into the Modine Manufacturing Company Stock Master Trust Fund (“Master Trust”).  The net appreciation or depreciation in fair value of investments is also allocated to the individual Participant accounts based on each Participant’s share of fund investments.  The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s vested account.

Vesting:  Participants are immediately vested in their voluntary contributions, plus actual earnings thereon.  Participants vest in the Company’s contributions after three years of service unless a Plan termination occurs; see Note 5 for more information.  A year of vesting credit is granted each anniversary of the employee’s hire date.  Participants also become fully vested upon retirement, death or disability.

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MODINE 401(k) RETIREMENT PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEAR ENDED DECEMBER 31, 2015

Notes receivable from participants:  Participants may borrow from their fund accounts a minimum of $1,000 and a maximum of the lesser of $50,000 or 50 percent of their vested account balance.  The maximum loan repayment term is five years, except for loans to purchase a primary residence.  Loans bear interest at the Wells Fargo Bank prime rate plus 2 percent, except for residential loans, in which case a 15-year mortgage rate is used.  All principal and interest payments are credited to the respective Participant’s account balance according to current investment directions in effect for new contributions at the time of each loan repayment.

Distributions:  Upon termination of service for any reason, including death, retirement or permanent disability, a Participant may elect a lump-sum distribution of his or her account.

Withdrawals: The Plan provides for both hardship and non-hardship withdrawals.  Contributions may only be withdrawn without penalty on or after age 59½ or in the event of retirement, death, disability, or termination on or after age 55.  Financial hardship includes certain medical expenses, purchase of a primary residence, tuition and related education fees, or to prevent eviction from, or foreclosure of a mortgage on, the primary residence.

Transfers:  From time to time, changes in employee status require the transfer of funds between the Modine 401(k) Retirement Plan for Hourly Employees and the Plan. Any transfers would be reflected in the statement of changes in net assets available for benefits.  During the 2015 plan year, $462,365 was transferred to the Plan from the Modine 401(k) Retirement Plan for Hourly Employees.

Forfeited accounts: Forfeited, non-vested accounts are first used to reduce the Company’s matching contributions.  Forfeitures totaling $59,505 were used to reduce matching contributions during the 2015 plan year.  At December 31, 2015 and 2014, forfeitures of $86,232 and $59,505, respectively, were available to offset future contributions to the Plan.

Administrative expenses: Administrative expenses, including investment management, audit, legal, and other miscellaneous fees, are paid by the Plan.

Trustee: The Plan’s assets are held by Wells Fargo Bank N.A., the Plan’s trustee.

Note 2: Summary of Significant Accounting Policies

Basis of accounting:  The financial statements of the Plan are prepared under the accrual basis of accounting, in accordance with generally accepted accounting principles (“GAAP”) in the United States.

Change in Accounting Principle:  In July 2015, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I clarifies fully benefit responsive investment contracts are limited to direct investments between the Plan and the issuer. Part I also eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measurement for fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured at fair value. Plans will continue to disaggregate investments that are measured at fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics, and risks. Further, the disclosure of information about fair value measurements should be provided by general type of plan asset. Part III is not applicable to the Plan. The ASU is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Parts I and II are to be applied retrospectively.  The Plan adopted Parts I and II of this guidance for the year ended December 31, 2015.

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MODINE 401(k) RETIREMENT PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEAR ENDED DECEMBER 31, 2015

Use of estimates: The preparation of financial statements in conformity with GAAP in the United States requires Plan management to make estimates and assumptions that affect certain reported amounts and disclosures.  Actual results may differ from these estimates.

Notes receivable from Participants: Notes receivable from Participants are reported at their unpaid principal balance, plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

Risks and uncertainties: The Plan and the Master Trust, which holds certain assets of the Plan and of one other defined contribution plan sponsored by the Company, invest in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, liquidity and credit risks.  Due to the level of risk associated with certain investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Investment valuation and income recognition: Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Refer to Note 3 for further information.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.  Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Withdrawals and distributions:  Withdrawals and distributions from the Plan are recorded at the fair value of the distributed investments, plus cash paid in lieu of fractional shares, where applicable.  Withdrawals and distributions are recorded when paid.

Modine Manufacturing Company Stock Master Trust: A portion of the Plan’s investments are in the Master Trust.  Each participating retirement plan holds units of participation in the Master Trust.  The assets of the Master Trust are held by the trustee.  Investments, investment gains or losses, and administrative expenses relating to the Master Trust are allocated to the individual plans based upon their respective interests.

Note 3: Fair Value

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.  Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs.

The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurements) and gives the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of inputs within the fair value hierarchy are defined as follows:

●	Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

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MODINE 401(k) RETIREMENT PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEAR ENDED DECEMBER 31, 2015

●	Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

●	Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.  Transfers between hierarchy measurement levels are recognized by the Plan as of the beginning of the reporting period.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan and those held as underlying investments of the Master Trust as of December 31, 2015 and 2014.

Plan interest in Master Trust:  The fair value of the Plan’s interest in the Master Trust reflects the Plan’s interest in the fair value of the underlying net assets of the Master Trust. Refer to Note 4 for further information.

Modine common stock and mutual funds:  The fair values of Modine common stock and mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Stable value fund:  Valued at the net asset value (“NAV”) of units of the bank collective trust fund (Level 2).  NAV is a readily determinable fair value and is the basis for current transactions.  Participant transactions (purchases and sales) may occur daily.  If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to temporarily delay withdrawal from the trust in order to ensure that security liquidations are carried out in an orderly business manner.

Money market investments: Money market investments (Level 2) are valued at a stable $1.00 net asset value, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following is a summary, by investment type, of the fair value inputs of the Plan assets as of December 31, 2015:

	Level 1	Level 2	Total

Mutual Funds	$136,544,817	-	$136,544,817
Collective Trust Fund	-	16,804,455	16,804,455
	$136,544,817	$16,804,455	$153,349,272

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MODINE 401(k) RETIREMENT PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEAR ENDED DECEMBER 31, 2015

The following is a summary, by investment type, of the fair value inputs of the Plan assets as of December 31, 2014:

	Level 1	Level 2	Total

Mutual Funds	$139,609,019	-	$139,609,019
Collective Trust Fund	-	17,553,305	17,553,305
	$139,609,019	$17,553,305	$157,162,324

The Plan held no Level 3 assets at December 31, 2015 or 2014.  In addition, there were no transfers between Level 1 and Level 2 during the years ended December 31, 2015 or 2014.

Note 4: Master Trust Information

The Master Trust primarily consists of Modine common stock and a small amount of money market investments.  The Plan’s interest in the Master Trust represents the Plan’s proportionate share of the aggregate net asset value of the Master Trust’s assets.  The net asset value per unit is calculated by dividing the Master Trust’s total fair value by the outstanding number of participant units.  The units are updated daily based upon Participant activity.  At December 31, 2015 and 2014, the total number of units outstanding of the Master Trust was 1,273,257 and 1,415,027, respectively. The number of units and share of the Master Trust held by the Plan as of December 31, 2015 and 2014 were as follows:

	2015	2014
Units	831,881	880,478
Share (%)	65.3%	62.2%

The remainder share of the Master Trust, or 34.7 percent and 37.8 percent as of December 31, 2015 and 2014, respectively, was held by the Modine 401(k) Retirement Plan for Hourly Employees.

The following net assets were held in the Master Trust at December 31, 2015 and 2014:

	2015	2014
Investments, at fair value
Modine common stock (Level 1)	$14,646,457	$24,094,766
Money market investments (Level 2)	98,980	53,598
Receivables
Securities sold	-	409,246
Accrued interest and dividends	21	30
Net assets	$14,745,458	$24,557,640

The investment loss for the Master Trust for the year ended December 31, 2015 was as follows:

2015
Net depreciation in fair value of Modine common stock	$(7,849,427)
Interest income	395
Total	$(7,849,032)

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MODINE 401(k) RETIREMENT PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEAR ENDED DECEMBER 31, 2015

Note 5: Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  If the Plan were terminated, Participants would receive benefits under the Plan based upon their respective account balances accumulated at the date of the termination.  All Participants would become fully vested in the event of a Plan termination.

Note 6: Federal Income Tax Status

The Plan is intended to be a qualified profit sharing plan under Section 401(a) and 401(k) of the Internal Revenue Code (the “Code”), and as such, is not subject to Federal income taxes.  The Plan obtained its latest determination letter during August 2013, in which the Internal Revenue Service stated the Plan was in compliance with the applicable requirements of the Code.  Therefore, no provision for income taxes was included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 7: Party-In-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the Company and certain others.  The Plan held units in a collective trust fund and a money market investment trusteed or managed by Wells Fargo Bank N.A., the Plan’s trustee.  These investments and transactions therein are considered party-in-interest.

The Plan holds units in the Master Trust, which holds underlying assets including Modine common stock and the Wells Fargo Short Term Investment Fund.  The Company is the plan sponsor and Wells Fargo Bank N.A. is the Plan’s trustee; therefore, these investments, and transactions therein, are considered party-in-interest.  See Note 3 for the fair value of Modine common stock and the short-term money market investments held by the Master Trust, as well as the Plan’s share of the Master Trust assets. There were no dividends paid on these shares during the year ended December 31, 2015.

Participants are also allowed to borrow from their accounts in the Plan.  These notes receivable from Participants also qualify as party-in-interest transactions and totaled $818,544 and $815,167 at December 31, 2015 and 2014, respectively.

Professional fees totaling $131,612 for the 2015 plan year were paid by the Plan and included fees for investment services, audit services, loans, attorneys and certain other administrative expenses.  Investment management and transaction fees are charged to the Plan by investment managers, with these fees being reflected in the net investment income reported by the Plan. These transactions are allowable party-in-interest transactions under ERISA regulations.

Note 8: Transfers

From time to time, changes in employee status require the transfer of funds between the Modine 401(k) Retirement Plan for Salaried Employees and the Modine 401(k) Retirement Plan for Hourly Employees.

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MODINE 401(k) RETIREMENT PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEAR ENDED DECEMBER 31, 2015

Transfers reflected in the statement of changes in net assets available for benefits resulted from these types of transfers.

Note 9: Prohibited Transaction

In June 2015, Plan management was notified that BMO Harris Bank N.A (“BMO”), the Plan’s former trustee, failed to rebate certain investment fund fees due to an operational error.  The Plan previously held investments in the affected funds for which it should have received rebates totaling $190 during 2012.  BMO paid these rebates during the 2015 plan year, effectively resolving the matter.

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SUPPLEMENTAL SCHEDULE

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MODINE 401(K) RETIREMENT PLAN
FOR SALARIED EMPLOYEES

Schedule H, Line 4i ‑ Schedule of Assets (Held at End of Year)
December 31, 2015

Plan Sponsor:  Modine Manufacturing Company
EIN:  39-0482000
Plan Number:  024

	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Fair Value

*	Wells Fargo	Stable Return Fund N	$16,804,455

		Mutual Funds
	Brown Advisory	Brown Advisory Small Cap Fund	9,633,080
	Baron Funds	Baron Emerging Markets	866,461
	Dodge and Cox	Dodge & Cox Stock Fund	10,692,065
	Fidelity Advisor Series VIII	Fidelity Advisor Div Intl Fund	8,403,026
	Goldman Sachs	Goldman Sachs Mid Cap	7,232,604
	JPMorgan	JPMorgan Large Cap Growth	11,659,967
	MFS Investment Management	MFS International New Discovery	896,109
	Munder Capital Management	Munder Mid Cap Core Growth	5,287,087
	Vanguard Group Inc.	Vanguard Developed Mkt Ind	1,719,994
	Vanguard Group Inc.	Vanguard Small Cap Index	4,875,125
	Vanguard Group Inc.	Vanguard Mid Cap Index	5,434,687
	The Vanguard Group	Vanguard Institutional Index Fund	24,061,848
	WCM	WCM Focused International Growth	1,121,496
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement Balanced	362,170
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2005	519,568
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2010	929,632
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2015	3,749,752
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2020	6,226,621
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2025	6,221,095
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2030	5,914,657
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2035	4,392,580
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2040	2,698,457
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2045	1,891,258
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2050	1,427,091
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2055	488,196
	Vanguard Group Inc.	Vanguard Intermed Term Bond Index	3,742,139
	Vanguard Group Inc.	Vanguard Inflation Protected Securities	1,422,978
*	Wells Fargo	Wells Fargo Core Bond	4,675,074

		Other
*	Participant Loans	3.38 - 8.50% interest rate, various maturity dates through 2024	818,544
			$154,167,816
*	Represents a party-in-interest to the Plan.

Investments are Participant directed; therefore, cost value is not required to be disclosed.

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EXHIBIT TO ANNUAL REPORT ON FORM 11-K

The exhibit listed below is filed as part of this Annual Report on Form 11-K.  The exhibit is listed according to the number assigned to it in the Exhibit Table of Item 601 of Regulation S-K.

Exhibit Number	Description

23.1	Consent of CliftonLarsonAllen LLP

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Committee which administers the Plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

MODINE 401(k) RETIREMENT PLAN
FOR SALARIED EMPLOYEES

June 21, 2016	/s/ Kathleen T. Powers
Date	Kathleen T. Powers
Plan Administrative Committee Member